UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On May 1, 2023, Dr. Torsten Hombeck, Chief Financial Officer of Akari Therapeutics, Plc (the “Company”), delivered his notice of resignation. Dr. Hombeck’s resignation is not a result of any disagreement with the Company or any matter relating to the Company’s operations, policies or practices. The Company and Dr. Hombeck have not yet determined the effective date of Dr. Hombeck’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: May 5, 2023